UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Valley National Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

919794107

(CUSIP Number)

Omer Ziv

Bank Leumi le-Israel B.M.

24-32 Yehuda Halevi St.

Tel Aviv, 65545

Israel

+972-76-885-8111

With copies to:

Marc O. Williams
Luigi L. De Ghenghi
Davis Polk & Wardwell LLP
450 Lexington Ave.
New York, NY 10017

212-450-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 919794107	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Bank Leumi le-Israel B.M. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 71,861,862
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 71,861,862
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,861,862
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) BK

All share percentage calculations in this Statement (as defined below) are based on 506,257,160 shares of Common Stock (as defined below) of Valley (as defined below) issued and outstanding as of immediately following the Merger (as defined below) based on information provided by Valley and as set forth in the Registration Statement on Form S-3, File No. 333-264069, filed by Valley with the Securities and Exchange Commission (the “Commission”) on April 1, 2022 (the “Form S-3 Registration Statement”).

CUSIP No. 919794107	13D	Page 3 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of Valley National Bancorp, a New Jersey corporation (“Valley”). Valley’s principal executive offices are located at One Penn Plaza, New York, New York 10019.

Item 2. Identity and Background.

This Statement is being filed by Bank Leumi le-Israel B.M., a corporation organized under the laws of Israel (“Leumi” or the “Reporting Person”). Leumi is a commercial bank providing a variety of banking and financial services through dedicated business lines, each of which specializes in providing banking and financial services to a sector of clients. Shares of stock of Leumi are listed on the Tel Aviv Stock Exchange. Leumi’s principal office is located at 24-32 Yehuda Halevi St., Tel Aviv, 65545, Israel.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of Leumi are set forth in Schedule A attached hereto and are incorporated herein by reference.

During the last five years, neither Leumi, nor, to Leumi’s knowledge, any of the persons named in Schedule A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On April 1, 2022 (the “Effective Date”), Valley completed its acquisition of Bank Leumi Le-Israel Corporation, a New York corporation (“Leumi USA” and such acquisition, the “Leumi USA Acquisition”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) it entered into on September 22, 2021 with Leumi USA and Volcano Merger Sub Corporation, a New York corporation and a subsidiary of Valley (“Merger Sub”). Pursuant to the terms of the Merger Agreement, among other things, Merger Sub merged with and into Leumi USA, with Leumi USA remaining as the surviving entity (the “Merger”) and Valley issued shares of Common Stock to former holders of shares of common stock of Leumi USA (the “Leumi USA Common Stock”). As of immediately prior to the effective time of the Merger, Leumi owned shares of Leumi USA Common Stock. At the effective time, and as a result, of the Merger, each share of Leumi USA Common Stock issued and outstanding immediately prior to such effective time (other than certain disregarded shares specified in the Merger Agreement), including each share of Leumi USA Common Stock owned by Leumi immediately prior to such effective time, was converted into the right to receive (i) 3.8025 shares of Common Stock and (2) $5.08 in cash, in each case, in accordance with the terms and conditions of the Merger Agreement, resulting in the issuance by Valley of 84,862,883 shares of Common Stock to all holders of Leumi USA Common Stock as of immediately prior to the effective time of the Merger. Pursuant to the Merger Agreement Leumi was entitled to, and as a result of the Merger Leumi received, 71,861,862 shares of Common Stock.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes and as a result of the transactions contemplated by the Merger Agreement.

Effective upon the consummation of the Merger, Ronen Agassi, Deputy Chief Executive Officer and Head of the Corporate Division of Leumi, and Avner Mendelson, the former President and Chief Executive Officer of Leumi USA, were designated by Leumi to the Board of Directors of Valley (the “Board”) and, in such capacity, may have influence over the corporate activities of Valley, including activities which may relate to items described in items (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, Leumi and its affiliates have no plans or proposals that relate to or would result in any of the events set forth in items (a) through (j) of Schedule 13D.

CUSIP No. 919794107	13D	Page 4 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of April 1, 2022, the Reporting Person may be deemed to have beneficially owned an aggregate of 71,861,862 shares of Common Stock, representing approximately 14.2% of the outstanding shares of Common Stock issued and outstanding as of immediately following the Merger based on information provided by Valley and as set forth in the Form S-3 Registration Statement.

To the knowledge of the Reporting Person, none of the individuals named in Schedule A attached hereto beneficially owned any shares of Common Stock, except for Ronen Agassi, who beneficially owned 90 shares of Common Stock and acquired such 90 shares of Common Stock on or about March 24, 2022.

Leumi has sole voting and dispositive power over 71,861,862 shares of Common Stock.

(c) Except as otherwise described in this Statement, neither Leumi nor, to the knowledge of the Reporting Person, any of the individuals named in Schedule A attached hereto, has engaged in any transaction in shares of Common Stock in the 60 days preceding April 1, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Investor Rights Agreement

In connection with the Leumi USA Acquisition, on April 1, 2022, Valley and Leumi entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, in accordance with the terms and subject to the conditions set forth therein, (i) for so long as Leumi holds a number of shares of Common Stock greater than or equal to 63,282,145 shares of Common Stock (representing 12.5% of the shares of Common Stock issued and outstanding as of immediately following (and giving effect to) the Merger) (as adjusted for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, exchange or similar reorganization of shares) (the “Share Ownership Threshold”), Leumi will have the right to designate two directors to each of the Board and the Board of Directors of Valley National Bank, Valley’s principal subsidiary (the “VNB Board”), and (ii) for so long as Leumi holds a number of shares of Common Stock greater than or equal to 25,312,858 shares of Common Stock (representing 5.0% of the shares of Common Stock issued and outstanding as of immediately following (and giving effect to) the Merger) (as adjusted for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, exchange or similar reorganization of shares), Leumi will have the right to designate one director to each of the Board and the VNB Board. Leumi’s director designees must meet the director qualification and eligibility criteria of the Nominating and Corporate Governance Committee of the Board applicable generally to members of the Board and Board nominees and be approved by the Nominating and Corporate Governance Committee of the Board. In addition, for so long as at least one Leumi designee is serving on the Board and the VNB Board, one Leumi designee will be entitled to serve on the Executive Committee, the Nominating and Corporate Governance Committee, the Risk Committee and the Investment Committee of the Board or the VNB Board, as applicable.

The Investor Rights Agreement also provides that, from the Effective Date until the earlier of (i) the first date on which the number of shares of Common Stock owned by Leumi is less than the Share Ownership Threshold and (ii) Leumi’s exercise of its right to terminate the Lock-Up Period (as defined below) if Valley increases the size of the Board to more than 14 directors, at any time at which an individual designated by Leumi is serving as a member of the Board and the VNB Board, Leumi will be entitled to designate one individual to be a nonvoting observer on the Board and the VNB Board. Leumi’s observer designees will be required to meet the eligibility criteria described above for director designees.

Under the Investor Rights Agreement, Leumi is restricted from transferring shares of Common Stock issued in the Merger (the “Locked-Up Shares”) (other than specified permitted transfers or transfers pursuant to certain Valley capital raising issuances) for a period of four years following the completion of the merger (the “Lock-Up Period”), with 25% of the Locked-Up Shares being released on each anniversary of the closing of the Merger. Leumi will have the right to terminate the Lock-Up Period if Valley increases the size of the Board to more than 14 directors.

Subject to certain exceptions, during such period as Leumi is entitled to designate a director to the Board, (i) with respect to certain specified matters, Leumi will vote its shares of Common Stock in accordance with the recommendation of the Board and (ii) Leumi will be subject to certain standstill restrictions set forth in the Investor Rights Agreement.

The Investor Rights Agreement further provides that Leumi is entitled to certain customary demand registration, shelf takedown and piggyback registration rights with respect to its registrable securities (as provided in the Investor Rights Agreement), subject to customary limitations (including with respect to minimum offering size and maximum number of demands and underwritten shelf takedowns within certain periods).

The Investor Rights Agreement also entitles Leumi to certain preemptive rights with respect to certain issuances by Valley of Common Stock, and contains additional covenants of the parties, including with respect to cooperation regarding regulatory matters, mutual employee non-solicitation restrictions and restrictions with respect to Leumi engaging in certain activities of the Leumi USA business acquired by Valley.

CUSIP No. 919794107	13D	Page 5 of 8 Pages

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is incorporated by reference as Exhibit 1 to this Statement and is incorporated herein by reference.

Business Cooperation Letter Agreement

In connection with the Leumi USA acquisition, on April 1, 2022, Valley and Leumi entered into a business cooperation agreement (the “Business Cooperation Letter Agreement”), which provides for, among other things, an ongoing business relationship, which will include loan participations by Leumi, and sets forth certain agreements relating to service levels for referred customers.

The foregoing description of the Business Cooperation Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Cooperation Letter Agreement, which is incorporated by reference as Exhibit 2 to this Statement and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit
1	Investor Rights Agreement, dated as of April 1, 2022, by and between Valley National Bancorp and Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 10.1 to Valley National Bancorp’s Current Report on Form 8-K filed by Valley on April 1, 2022).
2	Business Cooperation Agreement, dated as of April 1, 2022, by and between Valley National Bancorp and Bank Leumi Le-Israel B.M. (incorporated by reference to Exhibit 99.1 to Valley National Bancorp’s Registration Statement on Form S-3, File No. 333-264069, filed by Valley on April 1, 2022).

CUSIP No. 919794107	13D	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2022

BANK LEUMI LE-ISRAEL B.M.

/s/ Omer Ziv Omer Ziv

Chief Financial Officer Chief Financial Officer

/s/ Kfir Mizrachi Kfir Mizrachi

Head of International Operations Head of International Operations

CUSIP No. 919794107	13D	Page 7 of 8 Pages

SCHEDULE A

INFORMATION RELATING TO
DIRECTORS AND EXECUTIVE OFFICERS OF BANK LEUMI LE-ISRAEL B.M.

Directors

The business address of each of the individuals set forth below is 24-32 Yehuda Halevi St., Tel Aviv, 65545, Israel.

Name	Present Principal Occupation or Employment	Citizenship
Samer Haj Yehia	Chairman of the Board of Directors, Bank Leumi le-Israel B.M.; Owner, CEO and Chairman of the Board of Directors of S.H. Eden International Business Management and Consulting Ltd.; Lecturer at Reichmann University	Israeli and American
Yitzhak Edelman	Owner, CEO and Director in Y. Edelman Consultation and Management Ltd.	Israeli
Sasson Elya	Member of the Velotix Advisory Board	Israeli
Avi Bzura	Company Director, Owner and CEO B.D.R.M. Finance Ltd.; External lecturer at the Department of Business Administration, Kiryat Ono Academic College	Israeli
Shmuel Ben Zvi	Company Director, Owner and Manager of Shmuel (Muli) Ben Zvi Ltd.	Israeli
Tamar Gottlieb	Company Director, Owner, Chairman and co-CEO at Harvest Capital Markets Ltd.	Israeli
Esther Dominissini	Company Director, Member of the International Advisory Board of the Jewish People Policy Institute	Israeli
Dan Alexander Koller	Company Director, Chairperson of the Board of Directors and Owner of Next Dim Ltd.; Adjunct professor at Reichmann University	Israeli
Yedidia Stern	Company Director, Professor of law at Bar Ilan University	Israeli and British
Irit Shlomi	Company Director, CEO of I. Shlomi Consulting Ltd.	Israeli

Executive Officers – Members of Management of Leumi

The business address of each of the individuals set forth below is 24-32 Yehuda Halevi St., Tel Aviv, 65545, Israel.

Name	Present Principal Occupation or Employment – Position Held with Leumi	Citizenship
Hanan Friedman	President, Chief Executive Officer	Israeli
Ronen Agassi	Deputy Chief Executive Officers, Head of Corporate Division	Israeli
Shmulik Arbel	Deputy Chief Executive Officers, Head of Banking Division	Israeli
Hagit Argov	First Executive Vice President, Chief Auditor, Head of Internal Audit Division	Israeli

CUSIP No. 919794107	13D	Page 8 of 8 Pages
Eyal Ben-Haim	First Executive Vice President, Head of Operation Division	Israeli
Bosmat Ben-Zvi	First Executive Vice President, Head of Capital Markets Division	Israeli
Eyal Efrat	First Executive Vice President, Strategy, Digital, Data and Projects Division	Israeli
Mor Fingerer	First Executive Vice President, Chief Legal Advisor, Head of Legal Division	Israeli
Avivit Klein	First Executive Vice President, Head of Human Resources Division	Israeli
Jaime Schcolnik	First Executive Vice President, Head of Leumi Technologies Division	Israeli
Liat Shuv	First Executive Vice President, Head of Risk Management Division	Israeli
Uri Yonissi	First Executive Vice President, Head of Mortgage Division	Israeli
Omer Ziv	First Executive Vice President, Chief Financial Officer, Head of Finance Division	Israeli